Exhibit 99
DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

January 31, 2014

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024

Ladies and Gentlemen:

Pursuant to your request, we have conducted a reserves evaluation of the net proved crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2013, of certain properties that Denbury Resources Inc. (Denbury) has represented it owns. In addition, we have made estimates of the extent of Denbury's proved carbon dioxide reserves. We have also made estimates of certain proved helium reserves that Denbury has the right to extract and sell for a fee on behalf of the owners of the helium reserves. This evaluation was completed on January 31, 2014. The properties appraised consist of working and royalty interests located in the states of Alabama, Louisiana, Mississippi, Montana, North Dakota, Texas, and Wyoming. Denbury has represented that these properties account for 100 percent of Denbury's net proved reserves as of December 31, 2013. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. This report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and is to be used for inclusion in certain United States Securities and Exchange Commission (SEC) filings by Denbury.

While Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC do not allow reporting of carbon dioxide or helium reserves, at your request we have evaluated the carbon dioxide and helium reserves using the technical and economic criteria of the SEC for petroleum reserves.

Reserves included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2013. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Denbury after deducting all interests owned by others.

Estimates of oil, condensate, NGL, natural gas, carbon dioxide, and helium reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with Denbury personnel, Denbury files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Denbury with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007)." The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at the legal pressure base of the state in which the interest is located. Condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributed to the leasehold interests according to processing agreements.

Definition of Reserves

Petroleum reserves estimated by us and included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves - Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included m the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves - Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves - Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The extent to which probable and possible reserves ultimately may be recategorized as proved reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable and possible reserves is influenced by economic and technological factors as well as the time element. No probable or possible reserves have been evaluated for this report. In this report, estimates of carbon dioxide and helium reserves have been prepared consistent with the evaluation criteria of the SEC for petroleum reserves.

Our estimates of Denbury's net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Net Proved Reserves as of December 31, 2013
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Natural Gas (MMcf)	Oil Equivalent (MBOE)
Proved Developed	270,953	5,439	72,095	288,408
Proved Undeveloped	107,264	3,003	417,859	179,910

Total Proved	378,217	8,442	489,954	468,318

Note:	Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Codification Topic 932, Extractive Industries - Oil and Gas of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

In addition to the natural gas reserves shown in the foregoing tabulation, Denbury's net proved carbon dioxide gas reserves in Mississippi and Wyoming, as of December 31, 2013, are estimated to be 7,700,339 MMcf. This amount includes 5,464,511 MMcf of developed reserves and 2,235,828 MMcf of undeveloped reserves. Denbury's proved carbon dioxide gas reserves attributable to its working interest are 7,961,140 MMcf, of which 5,184,769 MMcf are developed. The gross proved carbon dioxide reserves for the appraised properties are 11,923,625 MMcf, of which 9,130,625 MMcf are developed. Net helium reserves, all undeveloped, are estimated to be 13,251 MMcf. Denbury does not have title to helium, which is produced in conjunction with hydrocarbon and carbon dioxide fields operated by Denbury. While the U.S. Government retains title to the helium, Denbury has the right to extract and sell the helium for a fee. The helium reserves are presented net of the fee remitted to the U.S. Government. The carbon dioxide and helium reserves estimates have been prepared by applying the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC as those for natural gas. No revenue estimates have been made for the carbon dioxide and helium reserves.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil and Condensate Prices

Denbury has represented that the oil and condensate prices were based on a 12-month average price (reference price), calculated as the unweighted arithmetic average of the first day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Denbury supplied differentials by field to a NYMEX reference price of $96.94 per barrel and the prices were held constant thereafter. The volume-weighted average price was $100.35 per barrel.

NGL Prices

Denbury has represented that the NGL prices were based on a 12-month average price (reference price), calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Denbury supplied differentials by field to a reference price of $96.94 per barrel and the prices were held constant thereafter. The volume-weighted average price was $41.60 per barrel.

Natural Gas Prices

Denbury has represented that the natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials to the NYMEX reference price of $3.671 per million British thermal units furnished by Denbury and held constant thereafter. The volume-weighted average price was $3.426 per thousand cubic feet.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by Denbury, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

Abandonment costs, net of salvage, were provided by Denbury for all properties.

The estimated future revenue and expenditures attributable to the production and sale of Denbury's net proved reserves of the properties appraised, as of December 31, 2013, is summarized in thousands of dollars (M$) as follows:

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total
Future Gross Revenue, M$	24,528,347	3,110,801	12,425,871	40,065,019
Production & Ad Valorem Taxes, M$	2,111,988	189,499	967,273	3,268,760
Operating Expenses, M$	8,640,366	705,115	3,439,494	12,784,975
Capital Costs, M$	257,242	150,719	1,918,098	2,326,059
Abandonment Costs, M$	225,136	—	1,000	226,136
Future Net Revenue, M$*	13,293,615	2,065,468	6,100,006	21,459,090
Present Worth at 10 Percent, M$*	7,563,168	963,271	2,107,342	10,633,781

* Future income tax expenses were not taken into account in the preparation of these estimates.

Estimates of crude oil, condensate, natural gas liquids, and natural gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant's ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2013, estimated oil and gas reserves. The reserves estimated in this report can be produced under current regulatory guidelines.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Denbury. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Denbury. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,
/s/ DeGolyer and MacNaughton
DeGolyer and MacNaughton Texas Registered Engineering Firm F-716

/s/ Paul J. Szatkowski, P.E.
Paul J. Szatkowski, P.E. Senior Vice President DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Denbury dated January 31, 2014, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.
That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 39 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Paul J. Szatkowski, P.E.
Paul J. Szatkowski, P.E. Senior Vice President DeGolyer and MacNaughton